# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: XBP Global Holdings, Inc., CIK 0001839530
CUSIP: 98400V200
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 6641 N. BELT LINE ROAD, SUITE 100, IRVING, Texas (TX), 75063
Date of event which requires filing of this statement: 09/15/2026
Filed by CIK 0000938202
Persons authorized to receive notices and communications: Par Chadha, c/o Exela Technologies, Inc.,, 1237 7th St., Santa Monica, California (CA), 90401, (310) 496-3248

## Reporting persons
- Exela Technologies, Inc. (CIK 0001620179): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 3,366,998; sole dispositive power 0; shared dispositive power 3,366,998; aggregate amount beneficially owned 3,366,998 (22.72% of the class)
  Comment: Consists of 2,703,756 shares of common stock, $0.0001 par value (the "XBP Common Stock"), and warrants in respect of 663,241 shares of XBP Common Stock (the "XBP Warrant Shares") of XBP Global Holdings, Inc., a Delaware corporation ("XBP" or the "Issuer"), held by Exela Technologies, Inc. ("Exela") through its indirect, wholly owned subsidiaries, XCV-STS, LLC ("XCV-STS") and GP 3XCV LLC ("GP 3XCV").
  
  Exela beneficially owns 22.72% of XBP Common Stock, based on 14,156,584 shares of XBP Common Stock outstanding as of September 15, 2026 and giving effect to 663,241 XBP Warrant Shares beneficially owned by Exela through XCV-STS and GP 3XCV.
- Par Chadha (CIK 0000938202): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 271,687; shared voting power 3,571,944; sole dispositive power 271,687; shared dispositive power 3,571,944; aggregate amount beneficially owned 3,843,631 (25.93% of the class)
  Comment: Consists of 271,687 shares of XBP Common Stock (including 5,376 restricted stock units vesting within 60 days) held directly or indirectly by Par Chadha ("Mr. Chadha"), the Executive Chairman, a director and the controlling shareholder of Exela; 3,366,998 total shares of XBP Common Stock and XBP Warrant Shares beneficially owned by Exela; and 204,946 shares of XBP Common Stock acquired in the Private Placement (as described below).
  
  Upon the completion of the Private Placement, Mr. Chadha beneficially owns, primarily through Exela, 25.93% of XBP Common Stock, based on 14,156,584 shares of XBP Common Stock outstanding as of September 15, 2026 and giving effect to 663,241 XBP Warrant Shares beneficially owned by Exela.
- XCV-STS, LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 621,510; sole dispositive power 0; shared dispositive power 621,510; aggregate amount beneficially owned 621,510 (4.35% of the class)
  Comment: Consists of 492,652 shares of XBP Common Stock and 128,857 XBP Warrant Shares held directly by XCV-STS.
  
  XCV-STS beneficially owns 4.35% of XBP Common Stock, based on 14,156,584 shares of XBP Common Stock outstanding as of September 15, 2026 and giving effect to 128,857 XBP Warrant Shares held directly by XCV-STS.
- GP 3XCV LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 2,745,487; sole dispositive power 0; shared dispositive power 2,745,487; aggregate amount beneficially owned 2,745,487 (18.69% of the class)
  Comment: Consists of 2,211,103 shares of XBP Common Stock and 534,384 XBP Warrant Shares held directly by GP 3XCV.
  
  GP 3XCV beneficially owns 18.69% of XBP Common Stock, based on 14,156,584 shares of XBP Common Stock outstanding as of September 15, 2026 and giving effect to 534,384 XBP Warrant Shares held directly by GP 3XCV.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value
Name of issuer: XBP Global Holdings, Inc.
Address of issuer's principal executive offices: 6641 N. BELT LINE ROAD, SUITE 100, IRVING, Texas (TX), 75063
Comment: This Amendment No. 1 (this "Amendment") amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission (the "SEC") on August 5, 2025 (the "Original Schedule 13D") by Mr. Chadha, XCV-STS and GP 3XCV (collectively, the "Reporting Persons") relating to their beneficial ownership of shares of XBP Common Stock. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Original Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and supplemented with the following:

On September 11, 2026, XBP entered into securities purchase agreements (the "Purchase Agreements") with certain accredited investors (the "Purchasers"), for the sale by XBP in a private placement (the "Private Placement") of an aggregate of 2,275,245 shares of XBP Common Stock (the "Shares"), at a weighted purchase price of approximately $2.66 per share, for aggregate gross proceeds to XBP of approximately $6.05 million.

HCI, LLC ("HCI"), an affiliate of HGM Limited ("HGM"), participated as a Purchaser in the Private Placement, purchasing 204,946 Shares at a per share price of $2.83. Mr. Chadha is the Chairman of HGM and the Chairman of XBP. The closing of the Private Placement occurred on September 15, 2026.

On September 11, 2026, in connection with the Purchase Agreements, XBP entered into Registration Rights Agreements with the Purchasers (each, a "Registration Rights Agreement" and collectively, the "Registration Rights Agreements"). The Registration Rights Agreements provide, among other things, that XBP will file with the SEC a registration statement registering the resale of the Shares no later than September 22, 2026. XBP agreed to use commercially reasonable efforts to have such registration statement declared effective as soon as practicable after the filing thereof.

In connection with the Private Placement, the officers, directors and certain stockholders of XBP each executed a lock-up agreement, pursuant to which each such person agreed, without the prior written consent of the placement agent and subject to certain exceptions, not to (i) directly or indirectly, offer for sale, sell, pledge or otherwise dispose of any shares of XBP Common Stock (including shares of XBP Common Stock that may be deemed to be beneficially owned or hereafter acquired) or securities convertible into or exercisable or exchangeable for XBP Common Stock, (ii) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares of XBP Common Stock, or (iii) publicly disclose the intention to do any of the foregoing, for a period ending on the earlier of (a) the 30th day following the date on which XBP's registration statement registering for resale the Shares issued in the Private Placement has been declared effective by the SEC or (b) the 60th day following the closing of the Private Placement.

The foregoing descriptions of the Purchase Agreement and Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements or forms thereof, the forms of which are filed as Exhibit 99.6 and Exhibit 99.7 hereto, respectively, and incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction: Item 4 is hereby amended and supplemented with the information in Item 3 responsive hereto, which is incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated as follows:

The information set forth in Item 3 of this Schedule 13D is hereby incorporated into this Item 5 by reference.

The Reporting Persons beneficially own an aggregate of 3,843,631 shares of XBP Common Stock and XBP Warrant Shares, which represent 25.93% of the outstanding shares of XBP Common Stock, as determined and described in the cover pages of this Schedule 13D.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(a) is hereby amended and restated as follows:

The Reporting Persons have sole or shared power to vote and sole or shared power to dispose of an aggregate of 3,843,631 shares of XBP Common Stock and XBP Warrant Shares, as determined and described in the cover pages of this Schedule 13D.
Transactions in the class effected during the past sixty days: As described in Item 3 of this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 is hereby amended and supplemented with the information contained in Item 3 responsive hereto, which is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended and supplemented by adding the following:

Exhibit 99.5* Joint Filing Agreement dated September 17, 2026 by and among the Reporting Persons.

Exhibit 99.6 Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by XBP on September 14, File No. 001-40206).

Exhibit 99.7 Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by XBP on September 14, File No. 001-40206).

* Filed herewith

## Signatures
- Exela Technologies, Inc.: /s/ Par Chadha, Par Chadha/Executive Chairman (09/17/2026)
- Par Chadha: /s/ Par Chadha, Par Chadha (09/17/2026)
- XCV-STS, LLC: /s/ Par Chadha, Par Chadha/Manager of ETI-MNA, LLC its manager (09/17/2026)
- GP 3XCV LLC: /s/ Par Chadha, Par Chadha/Manager of ETI-MNA, LLC its manager (09/17/2026)